Exhibit 99.1

AMTD IDEA, AMTD Digital and TGE Jointly Announce the Injection of Four Premium Hotel Assets into TGE

PARIS & NEW YORK & LONDON -- AMTD IDEA Group (NYSE: AMTD; SGX: HKB), a NYSE and SGX-ST dual-listed company and a subsidiary of AMTD Group Inc. (“AMTD Group”), AMTD Digital Inc. (“AMTD Digital”) (NYSE: HKD), a controlled and consolidated subsidiary of AMTD IDEA Group, and The Generation Essentials Group (“TGE”) (NYSE: TGE; LSE: TGE), a controlled and consolidated subsidiary of AMTD Digital, jointly announced today the injection of four premium hotel assets into TGE.

On October 21, 2026, AMTD Digital and TGE entered into an Asset Transfer and Share Issuance Agreement (the “Asset Transfer Agreement”), pursuant to which AMTD Digital transferred, on November 2, 2026 to TGE its controlling interests in four hotel assets, consisting of 100% of the AMTD IDEA Tribeca Hotel, a 50% equity interest with veto power in the hotel operations of the Ritz-Carlton, Perth, and 100% of AMTD Dao By Dorsett Hornsey London, and 80% of Upper Regalia Kuala Lumpur and (collectively, the “Target Assets”), for an aggregate purchase price of US$209,766,000, factoring into consideration also the underlying debts.

The L’Officiel Coffee and Bar celebrated its official opening at City of Dreams in Macao SAR in September 2026. As the Brand’s second global location, it reinforces our commitment to a strategic expansion plan within the hospitality sector, with a target of establishing 15 to 20 additional venues worldwide.

The purchase price was satisfied in full by the issuance by TGE to AMTD Digital on November 2, 2026 of 198,630,381 newly issued Class A ordinary shares of TGE (the “Consideration Shares”), determined based on the 30-day volume-weighted average price of TGE’s shares on the New York Stock Exchange for the thirty trading days ending on May 29, 2026. The Asset Transfer Agreement was entered into immediately after AMTD IDEA Group transferred the Target Assets into AMTD Digital at the valuation and through settlement and discharge of US$209,766,000 of indebtedness owed by AMTD IDEA Group to AMTD Digital (collectively, the “Transactions”).

The Transactions are intended to inject and consolidate the group’s premium hospitality assets under TGE, which focuses on hospitality and VIP services, among other businesses focusing into lifestyle and experiencing.

After the consummation of the Transactions and as of the date of this press release, (i) AMTD Digital holds 88.2% of the issued and outstanding share capital of TGE, representing 91.1% of the total outstanding voting power of TGE, and (ii) AMTD IDEA Group, directly and through AMTD Digital, beneficially owns 95.6% of the issued and outstanding share capital of TGE, representing 96.7% of the total outstanding voting power of TGE.

About AMTD Group

AMTD Group is a conglomerate with a core business portfolio spanning across media and entertainment, education and training, and premium assets and hospitality sectors.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions conglomerate group, connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

About The Generation Essentials Group

The Generation Essentials Group (NYSE: TGE; LSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties. Also, TGE is a special purpose acquisition company (SPAC) sponsor manager, with its first SPAC successfully raised and priced on December 18, 2025.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor”provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,”“anticipates,” “aims,” “future,” “intends,” “plans,” “believes,”“estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group, AMTD Digital and/or The Generation Essentials Group, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group with the SEC. All information provided in this press release is as of the date of this press release, and none of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group undertakes any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

For AMTD IDEA Group:

IR Office

AMTD IDEA Group

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

AMTD Digital Inc.

EMAIL: ir@amtdigital.net

For The Generation Essentials Group:

IR Office

The Generation Essentials Group

EMAIL: ir@tge.media